================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------



                          SIGNAL TECHNOLOGY CORPORATION
                            (Name of Subject Company)



                          SIGNAL TECHNOLOGY CORPORATION
                        (Name of Person Filing Statement)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   826675 10 0
                      (CUSIP Number of Class of Securities)


                                GEORGE E. LOMBARD
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          SIGNAL TECHNOLOGY CORPORATION
                             THE TOWER AT NORTHWOODS
                               222 ROSEWOOD DRIVE
                          DANVERS, MASSACHUSETTS 01923
                                 (978) 774-2281
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                 with a copy to:
                             ROGER D. FELDMAN, ESQ.
                             FISH & RICHARDSON P.C.
                               225 FRANKLIN STREET
                        BOSTON, MASSACHUSETTS 02110-2894
                                 (617) 956-5924

   [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
================================================================================

ITEM 1. SUBJECT COMPANY INFORMATION.

     Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Signal Technology Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is The Tower at Northwoods, 222 Rosewood Drive, Danvers, Massachusetts 01923. The Company's telephone number at such address is (978) 774-2281.

     Securities. The class of equity securities to which this Statement relates is the Company's common stock, $.01 par value per share (the "Common Stock"). As of April 24, 2003, there were 10,457,887 shares of Common Stock outstanding.


ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     Name and Address. The name, business address and business telephone number of the Company, which is both the filer of this Statement and the subject company, are set forth in Item 1 above.

     Tender Offer. This Statement relates to a tender offer by STC Merger Co., a Delaware corporation ("Purchaser") and indirect wholly owned subsidiary of Crane Co., a Delaware corporation ("Parent"), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser with the United States Securities and Exchange Commission (the "SEC") on April 25, 2003 (as may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a purchase price of $13.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 16, 2003, by and among the Company, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following consummation of the Offer and subject to the satisfaction of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and an indirect wholly owned subsidiary of Parent. In connection with the Merger, each Share (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under the DGCL, shares of Common Stock held in the treasury of the Company, and Shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be converted, at the effective time of the Merger (the "Effective Time"), into the right to receive the Offer Price. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement, is incorporated herein by reference.

     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 100 First Stamford Place, Stamford, Connecticut 06902 and their telephone number at such address is (203) 363-7300.

     All information contained in this Statement or incorporated herein by reference directly concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by Purchaser or Parent or obtained from reports or statements filed by Purchaser or Parent with the SEC, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information. The Company has, however, received and commented on those portions of the Offer to Purchase directly concerning the Company or actions or events with respect to the Company.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

General

     Certain information regarding agreements, arrangements or understandings between the Company or its affiliates, on the one hand, and certain of its directors and executive officers, on the other hand, is provided in the Company's Information Statement (the "Information Statement"), which is being furnished pursuant to Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder and is attached as Annex B to this Statement and is incorporated herein by reference.

     Except as set forth in this Item 3 or in the Information Statement or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding and no actual or potential material conflict of interest between the Company or its affiliates, on the one hand, and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.


The Merger Agreement

     A summary of the material terms of the Merger Agreement and a description of the conditions of the Offer are set forth in Section 11 "Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" and Section 14 "Certain Conditions of the Offer," respectively, of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.


Tender and Voting Agreements

     Certain of the Company's executive officers and directors and certain family members and trusts of such directors, who together hold voting and dispositive power with respect to an aggregate of 1,762,318 Shares, as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into Stockholder Tender and Voting Agreements (each, a "Tender and Voting Agreement" and collectively, the "Tender and Voting Agreements"), dated April 16, 2003, with Parent and Purchaser. Pursuant to their respective Tender and Voting Agreements, the signatories have agreed to tender (or sell) their Shares to Purchaser and vote in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and have granted to Purchaser and each of Parent's officers an irrevocable proxy to vote their Shares in accordance with the foregoing.

     A summary of the Tender and Voting Agreements is also contained in Section 11 "Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" of the Offer to Purchase, which is filed as Exhibit
(a)(1)(A) hereto and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreements, a form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.


Confidentiality Agreement

     In connection with Parent's consideration of a possible acquisition of the Company, on June 11, 2002, Parent entered into a Confidentiality Agreement with Wachovia Securities, Inc. ("Wachovia"), acting in its capacity as financial advisor to the Company, to retain in strict confidence all non-public information regarding the Company and not to hire or solicit for employment any officers or management employees of the Company, without the written consent of the Company, for a period of two years after the date of the Confidentiality Agreement, unless Parent completed a transaction with the Company. Parent has also agreed that, for a period of two years after the date of the Confidentiality Agreement, it will not and will ensure that its officers, directors, advisors, employees and affiliates will not, without the prior written approval of the Board of Directors of the Company (the "Board"), (i) acquire or agree to acquire or make any proposal to acquire directly or indirectly any securities or property of the Company; (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company;
(iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company; or (iv) otherwise acting alone, or in concert with others, directly or indirectly, seek to control, advise, change, or influence the management, Board, or policies of the Company. This summary and description of the material terms of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement is subject to the Confidentiality Agreement.


Treatment of Stock Options

     The Merger Agreement provides that, immediately prior to the Effective Time, each then outstanding option to purchase shares of Common Stock (each, a "Company Option"), whether vested or unvested, under the Company's 1992 Equity Incentive Stock Option Plan and 2001 Equity Incentive Plan (collectively, the "Company Stock Option Plans"), will be automatically converted into the right to receive a cash amount equal to the product of: (i) the excess, if any, of the Offer Price over the exercise price per share of Common Stock payable upon the exercise of such Company Option; and (ii) the number of shares of Common Stock subject to such Company Option, less any applicable tax withholdings. Any Company Option with a per share exercise price equal to or in excess of $13.25 (or such higher price as may be paid in the Offer) will be cancelled without payment therefor. Purchaser will pay, or cause to be paid, the cash amounts payable in respect of such conversion of Company Options at or shortly (and in no event more than five (5) business days) after the Effective Time, except that such payment with respect to the 155,000 Company Options granted to certain directors and one officer of the Company on January 31, 2003, shall be made from funds deposited with The Bank of New York, as exchange agent, on the 90th day following the Effective Time (unless such a day is not a business day, in which case payment shall be made on the next succeeding business day). Additionally, the Merger Agreement provides that the Company shall take actions or cause all such actions to be taken prior to the consummation of the Offer as are necessary to ensure that the holders of at least 80% of the Company Options not held by those officers, directors and prior employee of the Company who entered into Optionee Agreements described below (the "Remaining Options") shall be converted as set forth above. The Company shall use its reasonable best efforts to ensure that as soon as practicable and in any event prior to the Effective Time all of the Remaining Options that were not converted as set forth above on or before the consummation of the Offer shall be exercised or converted as set forth above. The Company will use its reasonable best efforts to obtain a signed consent from each holder of outstanding Company Options to the conversion of such Company Options as specified above. Except with respect to Company Options for which such a signed consent is obtained, no payment shall be made to any holder of a Company Option that is to be converted and terminated unless such holder delivers a signed waiver acknowledging that all of his or her outstanding Company Options were converted and terminated at the Effective Time and waiving all of his or her rights with respect to those Company Options. A summary of the treatment of the Company Options under the Merger Agreement is contained in
Section 11 "Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" of the Offer to Purchase, which is filed as Exhibit
(a)(1)(A) hereto and is incorporated herein by reference.


Optionee Agreements

     The Company's officers and directors and one of the Company's former employees, as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into Optionee Agreements (each, an "Optionee Agreement" and collectively, the "Optionee Agreements"), dated April 16, 2003, with Parent, Purchaser and the Company. Pursuant to their respective Optionee Agreements, each optionee, among other things, (i) acknowledged and agreed that, notwithstanding the terms of any

Company Options granted to such optionee or the provisions of any Company Stock Option Plan, such optionee's Company Options would be treated as set forth in the first two sentences under the above heading "Treatment of Stock Options,"
(ii) waived any rights such optionee has in respect of the terms of any Company Options granted to such optionee or under any Company Stock Option Plan to the extent any such terms are inconsistent with the provisions of its Optionee Agreement, and (iii) agreed (until the earliest of the Effective Time, termination of the Merger Agreement or termination of its Optionee Agreement by the mutual written consent of the parties thereto) not to sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any Company Options to any person, other than Purchaser or Purchaser's designee, except in accordance with the Optionee Agreement. This summary is qualified in its entirety by reference to the Optionee Agreements, a form of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.


Employee Stock Purchase Plan

     The Merger Agreement provides that the Company shall take all actions necessary to shorten the current offering period under its Employee Stock Purchase Plan (the "ESPP") so that it will terminate prior to the Effective Time. The Board intends to set a new date by which participants in the ESPP must exercise their rights to purchase shares of Common Stock. The Merger Agreement provides that the purchase price for any shares of Common Stock purchased under the ESPP during the current offering period (as shortened in accordance with the Merger Agreement) must be paid in cash.

     As of April 24, 2003, there were 57,018 shares of Common Stock reserved for issuance pursuant to the ESPP.


Employee Severance Agreements

     The Company has entered into employee severance agreements with certain of its employees pursuant to which each such employee is entitled to receive a severance pay award if he or she suffers a Diminution (defined below) of his or her position or is involuntarily terminated within a certain prescribed period of time after the date of a Change of Control (defined below). For each of these agreements, "Diminution" is defined as (i) a demotion, (ii) a material reduction in job responsibilities, (iii) a pay or benefits reduction, or (iv) a relocation more than 50 miles from the location where the employee is working immediately prior to the Change of Control. For each of these agreements, "Change of Control" is defined to occur when (i) an individual, corporation, partnership, company, or other entity becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities or (ii) the Company is a party to a merger, consolidation, sale of assets, or other reorganization, or a proxy contest, as a consequence of any of which stockholders of the Company immediately prior to such transaction cease to control at least 50% of the combined voting power of the surviving entity immediately after such transaction. Consummation of the Offer would constitute a Change of Control. Employees who have employee severance agreements, the date of those agreements and the pay award that each of them is entitled to under the circumstances set forth above, are as follows:


EMPLOYEE          DATE OF AGREEMENT                    SEVERANCE PAY AWARD
----------------- ------------------- -----------------------------------------------------
Tom Casale        March 26, 2002      One and one-half times employee's annual base salary
William Clark     March 26, 2002      One time employee's annual base salary
John Cotumaccio   March 26, 2002      Two times employee's annual base salary
Ann Dziadose      March 26, 2002      One time employee's annual base salary
Gil Evangelist    March 26, 2002      One and one-half times employee's annual base salary
Carla Flakne      November 20, 2002   One and one-half times employee's annual base salary
Gene Joles        March 26, 2002      One and one-half times employee's annual base salary
James Kampfer     March 26, 2002      One time employee's annual base salary
Fred Koufos       March 26, 2002      One time employee's annual base salary

EMPLOYEE           DATE OF AGREEMENT                    SEVERANCE PAY AWARD
------------------ ------------------- -----------------------------------------------------
David Laks         March 26, 2002      One and one-half times employee's annual base salary
Steve Lapatsos     March 26, 2002      One time employee's annual base salary
Norma Leonard      March 26, 2002      One time employee's annual base salary
George Lombard     March 26, 2002      Three times employee's annual base salary
John McGibbney     March 26, 2002      One time employee's annual base salary
Raju Mehta         March 26, 2002      One time employee's annual base salary
Joseph Mersereau   March 26, 2002      One and one-half times employee's annual base salary
Robert Nelsen      March 26, 2002      Two times employee's annual base salary
Roberta O'Neil     March 26, 2002      One time employee's annual base salary
David Parker       March 26, 2002      One and one-half times employee's annual base salary
Doug Weiner        March 26, 2002      One time employee's annual base salary
David Woods        March 26, 2002      One and one-half times employee's annual base salary

     As of April 9, 2003, Tom Casale, Gil Evangelist, Gene Joles, James Kampfer, Fred Koufos, David Laks, Steve Lapatsos, John McGibbney, Raju Mehta, Joseph Mersereau and Doug Weiner received offers of employment (each, an "Offer of Employment" and collectively, the "Offers of Employment") from Purchaser, which they accepted. The Offers of Employment become effective upon the Effective Time. Pursuant to the terms of their Offers of Employment, each of these employees, by accepting his Offer of Employment, waived any rights he may have otherwise under his employee severance agreement described above arising on, after or as a result of the acquisition of Signal by Parent.

     Generally, each Offer of Employment provides for a signing bonus, continuation of salary and a lump sum severance payment if the employee's employment is terminated without cause or by such employee for "good reason" within a prescribed period of time after the acquisition of Signal by Parent. "Good reason" means a reduction in base salary or a relocation of more than 50 miles from the location where the employee is working immediately prior to the acquisition of Signal by Parent.

     The aggregate amount of severance payments to be made under the employee severance agreements to those employees who did not receive an Offer of Employment is estimated to be $3,194,748.

     On April 22, 2003, George Lombard entered into a letter agreement with Parent pursuant to which he agreed that certain provisions in his employee severance agreement, which require him, as an express condition to the receipt of any payments or benefits thereunder, to execute a waiver and release and agree not to solicit customers of the Company, attempt to induce employees of the Company to leave the Company's employ or disclose any confidential information of the Company, would contain an additional provision prohibiting his direct and indirect competition with the Company for one year following the Effective Time. In such letter agreement Mr. Lombard and Parent agreed that the value of such covenant not to compete is $75,000 and, accordingly, the severance payment that Mr. Lombard will receive pursuant to his employee severance agreement will be $1,125,000 (which is $75,000 less than required by the terms of such agreement). The letter agreement provides that on the date that the severance payment is made to Mr. Lombard, he will be paid separately the amount of $75,000 in consideration for his non-compete agreement.

Directors' and Officers' Insurance and Indemnification Agreements

     The Merger Agreement requires the Surviving Corporation to use its reasonable best efforts to maintain in effect for six (6) years from the Effective Time, if available, either (i) directors' and officers' liability insurance covering those persons currently covered by the Company's director's and officer's liability insurance policy on terms comparable to those applicable to the then current directors and officers of Parent; or (ii) the current directors' and officers' liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance coverage.

     On April 15, 2003, as acknowledged in the Merger Agreement, the Company entered into six-year indemnification agreements (collectively, the "Indemnification Agreements" and each, an "Indemnification Agreement") with each of its current officers and directors (each, an "Indemnitee") whereby the

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

Company (and, after the Effective Time, the Surviving Corporation), subject to certain limitations, will indemnify each Indemnitee, to the fullest extent authorized by the DGCL, from and against any expenses, judgments, fines, liabilities, losses and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed action, suit, claim or proceeding by reason of the fact that such Indemnitee is or was a director or officer of the Company, or, after the Effective Time, shall serve at the specific request of the Surviving Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, and whether or not the cause of such proceeding occurred before or after the date of such Indemnification Agreement. In the event of any proceeding against an Indemnitee which may give rise to a right of indemnification under its Indemnification Agreement, so long as such Indemnitee follows certain procedures, the Company shall advance to such Indemnitee amounts equal to reasonable expenses incurred by such Indemnitee in defending such proceeding in advance of the final disposition thereof. The Indemnification Agreements provide that the aggregate liability of the Company in respect of indemnification and expense obligations to all Indemnitees shall in no event exceed $10,000,000 and each Indemnification Agreement, unless earlier terminated due to the expiration of its six-year term, shall terminate on the date such $10,000,000 maximum amount is reached (subject, in each case, to certain limited exceptions).

     Parent has agreed, subject to the occurrence of, and following, the Effective Time, to guarantee the obligations of the Surviving Corporation under the Indemnification Agreements subject to the $10,000,000 aggregate and other limitations discussed in the preceding paragraph.

     For additional discussion of the insurance provisions of the Merger Agreement and the Indemnification Agreements, see Section 11 "Purposes of the Offer; the Merger Agreement; the Tender and Voting Agreements; the Indemnification Agreements; Dissenters' Rights; Plans for Signal; the Rights" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference. The summary of the provisions of the Merger Agreement pertaining to directors' and officers' insurance contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The summary of the provisions of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreement, a form of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.


Certain Transactions

     Parent, through its wholly owned subsidiary General Technology Corporation, which was acquired by Parent in November 2002, purchased from the Company approximately $2.1 million of electronic components in 2002 (including the pre- and post-acquisition periods) and approximately $300,000 of electronic components (including a pending order) to date in 2003.


Conflicts of Interest

     As set forth in more detail in Item 4 of this Statement, since the Spring of 2002, the Board held numerous meetings during which a possible acquisition transaction with Parent was discussed at length. During those meetings, Mr. Joseph Schneider, a member of the Board, participated and indicated to the other Board members either that he would try or had tried to encourage Parent's interest in such a transaction. On January 17, 2003, the Company entered into a letter of intent with Parent. At no time prior to execution of the letter of intent did Mr. Schneider register in any way with the Board any expectation for compensation with respect to a transaction with Parent nor did the Company ever agree with, state or otherwise imply to Mr. Schneider that he would be compensated in any way for any such effort. On February 15, 2003, Mr. Schneider visited Mr. George Lombard, the Company's CEO and Chairman of the Board, and requested that he be paid a fee of between .3% and .5% of the value of any transaction with Parent for introducing Parent to the Company and Wachovia and facilitating the transaction with Parent.

     On February 23, 2003, Mr. Lombard, as Chairman of the Board, asked the Board to meet informally before its scheduled February 24 Board meeting to discuss Mr. Schneider's request. Mr. Schneider was asked to recuse himself from the pre-meeting. The Board acknowledged that Mr. Schneider had made several phone calls and had met with one of Parent's representatives at a conference site, but it could not and did not distinguish such activity from Mr. Schneider's normal duties and role as a Board member. Furthermore, from time to time, Mr. Schneider, through his firm, JSA Partners, Inc., had done research work for the Company, and, in each case, such work had been pursuant to a formal written agreement approved by the Board in advance. Wachovia also stated it would not pay Mr. Schneider any such fee because it had no obligation to do so and that to do so would be improper and potentially in violation of certain regulations of the National Association of Securities Dealers. The Board informed Mr. Schneider that it would not pay him a fee because there was no obligation (either written or oral) to pay him one, that he had done no more than what was expected of him in his role as a director and that it would be improper to pay him a fee under the circumstances. The Board also informed Mr. Schneider of the position taken by Wachovia as described above.

     After the Board rejected Mr. Schneider's request, to the Company's knowledge, based on information provided to it by Parent, he contacted Parent and brought his claim for payment to Parent's attention.

     During a subsequent meeting of the Board, a director orally communicated with Wachovia and reminded Wachovia that it was Mr. Schneider who had introduced Wachovia to the Company and Parent to the Company and that Mr. Schneider may have been helpful in facilitating a transaction with Parent. This member stated his personal belief to Wachovia that it would be appropriate for Wachovia to do something for Mr. Schneider in the future. Wachovia acknowledged these comments but did not agree to take any action, including compensating Mr. Schneider in any way.

     At the outset of the Board meeting held on April 9, 2003, the Chairman of the Board asked Mr. Schneider to declare whether he was going to persist with his claim. Mr. Schneider replied that he wanted to speak with his lawyer and was not prepared to answer Mr. Lombard's question at the time. The Chairman then asked Mr. Schneider again to recuse himself from discussions relating to the potential transaction with Parent. During Mr. Schneider's absence, once again, the Board unanimously affirmed its prior rejection of his claim.

     As of the date of this Statement, Mr. Schneider has not withdrawn his claim for compensation in connection with the Offer and Merger.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company's Board of Directors

     At a meeting duly held on April 9, 2003, the Board by unanimous vote (with one director, Mr. Schneider, recused) (i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Tender and Voting Agreements; (ii) declared that the Merger Agreement is advisable; (iii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; and (iv) recommended that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger, if required by applicable law. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND VOTE TO ADOPT THE MERGER AGREEMENT AND THE MERGER, IF REQUIRED BY APPLICABLE LAW.


Background of the Offer and the Merger

     The following information was prepared by the Company with the assistance of Parent. Information solely about Purchaser and Parent was provided by Parent, and the Company has not verified the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

     In early 2002, the Board contacted Wachovia to initiate discussions regarding an engagement of Wachovia as the Company's advisor to explore a possible sale or merger of the Company. In March 2002, the Board authorized the Company to engage Wachovia as its advisor in order to explore a possible merger or sale of the Company.

     In connection with the sale process, Wachovia prepared a Confidential Information Memorandum in March and April 2002. Wachovia conducted a marketing process and began placing calls in mid-May to potential buyers, which Wachovia and the Company believed, based on a variety of factors, might be interested in acquiring the Company. Wachovia contacted a total of 50 potential buyers and distributed 26 copies of the Confidential Information Memorandum to 26 of these companies, including Parent, that had expressed an interest in receiving it.

     On June 11, 2002, Parent was contacted by Wachovia in connection with the sale process and later that day, Parent and Wachovia executed the Confidentiality Agreement in order to facilitate the disclosure of confidential business information for the purpose of evaluating the acquisition of the Company. Of the parties contacted by Wachovia in connection with the sale process, eight companies, including Parent, submitted preliminary indications of interest in June 2002.

     Six of the eight parties, including Parent, which submitted indications of interest met with the Company's senior management in July and August 2002 for a detailed presentation regarding the Company's operations and were provided access to due diligence materials prepared by management.

     Specifically, with regard to Parent, on August 5, 2002, various members of Parent mangement, including Ray Boushie, President of Crane Aerospace, Eric Fast, Parent's President and Chief Executive Officer, James Whitelock, Parent's Director of Corporate Development, and Lou Bieck, President of Interpoint (a wholly owned subsidiary of Parent), attended management presentations regarding the Company's business. On August 5 and 6, 2002, representatives of Parent visited a data room prepared by the Company to conduct initial due diligence. On August 21, 2002, Parent received a letter from Wachovia sent on behalf of the Company soliciting revised indications of interest from interested bidders.

     Wachovia thereafter received revised indications of interest from four parties in September, 2002, including Parent. Parent's indiciation of interest proposed an acquisition of all of the Shares for between $11.84 and $12.59 per Share payable in cash. Parent also provided comments to Wachovia on the form of merger agreement proposed by the Company, including a proposal to structure any transaction as a tender offer followed by a merger. Parent's indication of interest stated that it was based on a number of assumptions, including assumptions concerning the Company's debt and cash levels, certain anticipated environmental liabilities, and the prior sale of the Company's wireless and semiconductor businesses. Parent also indicated that its indication of interest was subject to Parent's satisfaction with the results of a contemplated environmental review of the Company, and that any transaction would require the approval of Parent's Board of Directors and clearance under the HSR Act.

     Between September 6 and September 13, 2002, representatives of the Company and Wachovia engaged in several discussions with Mr. Whitelock in which the Company sought to persuade Parent to increase its indicated price range and sought further clarification regarding Parent's September 6, 2002 indication of interest, including Parent's assumptions underlying the price range.

     During the next several weeks, various members of Parent management and senior and operating management at Signal discussed numerous aspects of the operations and financial performance of the Company's businesses, and additional information was supplied in response to Parent's requests. On October 1, 2002, several members of Parent management held a conference call with representatives of Wachovia and Mr. Schneider, a Company director, during which they discussed current and anticipated levels of defense spending by the U.S. government and the history of the Company and its businesses.

     Based on the revised indications of interest received in September 2002, three parties, including Parent, attended presentations by operating management at each of the Company's four divisions in late September and early October 2002 and were provided access to additional operational and financial information about each division.

     Following the divisional presentations and diligence, Wachovia received two revised proposals, including one from Parent, to purchase the Company in October and early November 2002.

     Parent's proposal, delivered orally on October 28, 2002 by J. P. Morgan Securities, Inc. ("JPMorgan"), Parent's financial advisor, indicated that Parent would consider a price for the Company based upon an imputed firm value of $134 million for the Company's defense businesses, subject to adjustment for cash and debt levels and the estimated value of certain legacy liabilities, including a significant unresolved environmental litigation, reflecting a per Share price of approximately $11.50. Representatives of Wachovia indicated to JPMorgan that the Company had hoped to receive a higher valuation and subsequently provided Parent with certain financial projections for the Company's businesses.

     On November 4, 2002, Parent submitted to the Company a non-binding written proposal to acquire the Shares at a price of $11.47 per Share. Parent indicated that it had sufficient funds available to complete a transaction at that price and that it intended to retain the operating management of the Company. Parent also indicated that its price proposal was based on the assumptions that (i) the Company would have $4.2 million in outstanding debt to third parties, (ii) that the cost of settling pending environmental litigation with Eaton Corporation would not exceed $5 million, (iii) that various other specified contingent liabilities would not exceed $6.3 million, and (iv) the Company would need a minimum cash balance of $5 million to support normal operations. Along with its proposal, Parent submitted a worksheet detailing Parent's calculation of its proposed purchase price. In its proposal, Parent also indicated that it might be willing to increase its price depending upon the Company's cash position.

     Parent's November 4, 2002 proposal stated that it was subject to a number of conditions, including:

     o satisfactory completion of its due diligence (including environmental, contract and budget reviews, a review of the impact of the prior divestiture of the Company's wireless business, and tax review);

     o  approval by Parent's Board of Directors;

     o  HSR clearance; and

     o  execution of a definitive merger agreement.

     On November 5, 2002, representatives of JPMorgan and of Wachovia discussed the assumptions underlying Parent's proposal by telephone.

     On November 11, 2002, George Lombard, the Company's Chairman and Chief Executive Officer, had a telephone conversation regarding the transaction with Mr. Fast. Mr. Lombard indicated that Parent's November 4, 2002 proposal was not satisfactory to the Company and that there was at least one other party that had shown strong interest that Mr. Lombard expected would result in a superior offer. Mr. Lombard encouraged Mr. Fast to improve Parent's proposal. Mr. Fast stated that, on the basis of the information available at that time, Parent could not agree to improve its proposal. He suggested that the Company should pursue the alternative proposal if they deemed the proposal superior, but that Parent would be willing to resume discussions with the Company if new information became available.

     In December 2002, the prospective bidder that submitted the second proposal informed Wachovia that it was not interested in continuing discussions at a higher valuation. Prior to such time Wachovia had asked such bidder to consider increasing its proposed purchase price.

     On December 3, 2002 representatives of Wachovia, on behalf of the Company, provided new information. Such information indicated that the Company was on track to achieve EBITDA for the year ended December 31, 2002 in excess of that previously indicated to Parent, that the Company's cash balances had increased and that the Eaton environmental litigation was expected to be resolved on terms more favorable than had been previously indicated to Parent. On December 10, 2002, Mr. Lombard telephoned Mr. Whitelock to discuss the worksheet calculations submitted on November 4 with Parent's proposal and Mr. Lombard proposed the resumption of discussions regarding a possible transaction. On or about December 16, 2002, Parent resumed its due diligence investigation of the Company and its business through additional conversations with the Company management and the review of additional documents.

     On January 10, 2003, representatives of JPMorgan discussed with representatives of Wachovia a proposed purchase price of $13.10 per Share, subject to receipt of a six-week exclusivity agreement from the Company and certain other terms. The representatives of Wachovia indicated that such proposal would not be acceptable to the Board and suggested that the senior representatives of Parent and the Company have a discussion to see whether an agreement could be reached. On January 10, 2003, Mr. Fast and Mr. Lombard had a telephone conversation regarding the transaction. Mr. Lombard reviewed the factors that, in his view, would support a higher proposal from Parent, and he indicated that a price of approximately $14.00 per Share would be acceptable for a sale of the Company. At the conclusion of this conversation, Mr. Fast indicated that Parent would increase its proposal to $13.50 per Share. On January 13, 2003, Parent submitted a revised non-binding written proposal to acquire the Company at $13.50 per Share, subject to the same conditions outlined in the November 4, 2002 proposal, and also including a proposed exclusivity period through February 25, 2003. After revisions to the January 13, 2003 letter to reflect comments from the Company and its counsel conveyed by representatives of Wachovia, it was executed by the parties on January 17, 2003. The exclusivity agreement provided that the Company would not solicit or negotiate, either directly or indirectly, or enter into any agreement with any other person or entity, prior to February 25, 2003, with respect to a sale of the Company or a substantial part of its assets, and that the Company would notify Parent promptly after the receipt by the Company of any proposal in respect of such a transaction. The exclusivity agreement did not prohibit the Company from furnishing information to, or entering into discussions or negotiations or an agreement with, any person or entity that made an unsolicited, bona fide written proposal in respect of such a transaction if the Board, after consultation with its financial and legal advisors, determined in good faith that such transaction was reasonably likely to be more favorable to the stockholders of the Company, from a financial point of view, than the terms stated in Parent's proposal, and that such action was necessary for the Board to comply with its fiduciary duties to stockholders. The exclusivity agreement provided that if the Board made any of the determinations referred to in the preceding sentence, the Company would reimburse Parent for its out-of-pocket expenses (up to $250,000).

     Between January 23, 2003, and February 20, 2003, representatives of Parent met with management and other representatives of the Company at the Company's various facilities and otherwise continued its due diligence investigation of the Company. On February 3, 2003, Robert Nelsen, the Company's Chief Financial Officer, informed representatives of Parent that on January 30, 2003, the Board had granted options to purchase 155,000 shares of Common Stock to certain directors and an officer of the Company.

     At its regular meeting on January 27, 2003, the Board of Directors of Parent was briefed on the status of the proposed transaction with the Company, and at the regular meeting of the Parent Board of Directors on February 24, 2003, Mr. Boushie, Mr. Bieck and representatives of JPMorgan made detailed presentations regarding the proposed transaction. The Board of Directors of the Company was also briefed on the proposed transaction with Parent at its regular meeting on February 24, 2003.

     On February 24, 2003, the Company's Board of Directors met with Wachovia to discuss the proposal from Parent. Wachovia gave a detailed preliminary presentation during which it reviewed with the Board the summary terms of the proposal as well as its preliminary valuation and the valuation methodologies it expected to use in evaluating the consideration to be received under the proposal.

     At a meeting with Mr. Lombard and Mr. Nelsen on March 6, 2003, Mr. Fast and Mr. Whitelock raised a number of issues concerning the Company elicited during the due diligence process, including certain lower operating results for the defense business in 2002 compared to the Company's expectations in December, potentially lower orders for the first quarter of 2003 compared to the Company's operating plan, a higher than anticipated liability in respect of the Weymouth environmental matter, the costs associated with continuing directors' and officers' insurance coverage and the option grants referred to above. Mr. Fast and Mr. Lombard discussed the implications of these and other matters on the value of the Company. Later on March 6, 2003, the Board met to consider Parent's proposal and that day's discussions between Mr. Fast and Mr. Lombard. Over the next several days, the parties continued to discuss Parent's proposal, and on March 10, 2003, Parent verbally submitted a revised proposal of $13.25 per Share.

     At a meeting of the Board held on April 9, 2003, Wachovia delivered its oral opinion that, as of April 9, 2003, the Per Share Amount to be received by the holders of Shares in the Offer and subsequent Merger is fair, from a financial point of view, to such holders. During this meeting, the Board voted to approve the Offer and Merger, subject to satisfactory completion of definitive documentation. Wachovia subsequently confirmed its opinion in writing on April 16, 2003, to the effect that, as of April 16, 2003, the Per Share Amount to be received by the holders of Shares in the Offer and subsequent Merger is fair, from a financial point of view, to such holders.

     On April 11, 2003, the Parent Board of Directors convened by telephone and approved the Offer and the Merger, subject to the satisfactory completion of definitive documentation.

     In connection with the negotiation of the Merger Agreement, several drafts of the Merger Agreement were exchanged and the attorneys for Parent and the Company had several telephonic negotiation sessions. The principal issues discussed in these negotiations were the conditions to the Offer, the scope and nature of indemnification for the Company's directors and officers after the Merger, the limits of certain representations and warranties, the treatment of the Company's Stock Options and payments due upon termination of the Merger Agreement.

     On April 16, 2003, Parent, the Company and Purchaser executed the Merger Agreement and, after the close of trading on the New York Stock Exchange, publicly announced the agreement to acquire the Company.


Reasons for the Recommendation of the Board

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with the Company's senior management and its legal and financial advisors and considered a number of factors including, but not limited to, the following:

     o the facts that the Offer Price represents: (1) a premium of approximately 17.6% over the $11.27 closing sales price of the Common Stock on the Nasdaq National Market on April 15, 2003, the last full trading day preceding the execution of the Merger Agreement; and (2) a premium of approximately 29.4% over the $10.24 average of the closing sales prices of the Common Stock on the Nasdaq National Market since the beginning of 2003.

     o the opinion of Wachovia, subsequently confirmed in writing as of April 16, 2003, that, as of such date and based on and subject to the matters described in the opinion, the $13.25 Offer Price was fair, from a financial point of view, to holders of Shares. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations of the review undertaken by Wachovia, is attached as Annex A to this Statement and is incorporated herein by reference. Stockholders are urged to, and should, read the opinion of Wachovia in its entirety.

     o the auction process undertaken to solicit third party indications of interest in the acquisition of the Company and the fact that no other third party presented the Company with a viable acquisition proposal at a price equal to or exceeding the Offer Price.

     o a review of the general terms and conditions of the Merger Agreement, and, with the assistance of legal counsel, consideration in detail of several specific provisions of the Merger Agreement, including: (i) the circumstances under which Purchaser is required to extend the Offer;
        (ii) the ability of the Company to engage in any negotiations concerning, provide any confidential information or data to, and otherwise have any discussions with any person relating to, a competing transaction under certain limited circumstances; (iii) the ability of the Company to terminate the Merger Agreement in the exercise of its fiduciary duties under specified conditions and upon the payment of a termination fee, having recognized that such fees could have the effect of impeding other offers, but believing such fees to be within the range of reasonable termination fees provided for in comparable transactions and not to be a preclusive deterrent to competing offers; and (iv) the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement.

     o the fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling all of the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

     o the extensive arms-length negotiations between the Company and Parent leading to the belief of the Board that $13.25 in cash per Share represented the highest price per Share that could reasonably be expected to be received from Parent.

     o the fact that Parent's and Purchaser's obligations under the Offer are not subject to any financing condition, and the representations of Parent and Purchaser that they have, or will have prior to the consummation of the Offer, sufficient funds available to them to consummate the purchase of all the Shares in accordance with the terms of the Offer and the Merger Agreement.

     o the opportunities and challenges facing the Company and the uncertainties surrounding the Company's ability to achieve business success.

     o the possibility that, although the Offer provides the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded prior to public announcement of the Offer and the Merger, the price of the Shares might have increased in the future to a price greater than that being offered in the Offer and the Merger; however, because of the risks and uncertainties associated with the Company's prospects, the Board concluded that this detriment was not reasonably quantifiable and that obtaining a substantial cash premium for the Shares now was preferable to affording its stockholders a speculative potential future return.

     o the potential risk of a deterioration of the Company's stock price and the consequent risk that future acquisition proposals, if any, might be on terms significantly less favorable to the Company and its stockholders.

     The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weight to different factors.


Opinion of the Company's Financial Advisor

     On March 1, 2002 the Company retained Wachovia to act as its financial advisor in connection with exploring a possible sale or merger of the Company. As part of its engagement, Wachovia was requested to consider whether the cash consideration to be received by the holders of Common Stock in the Offer and subsequent Merger was fair, from a financial point of view, to such stockholders. At a meeting of the Board held on April 9, 2003, Wachovia delivered its oral opinion to the Board that, as of April 9, 2003, the Per Share Amount to be received by the holders of Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such holders. Wachovia subsequently confirmed its opinion to the Board in writing on April 16, 2003, to the effect that, as of April 16, 2003, the Per Share Amount to be received by the holders of Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such holders.

     The full text of Wachovia's written opinion is attached as Annex A to this Statement, and describes the assumptions made, matters considered and limits on the review undertaken. The description of Wachovia's opinion contained in this Statement should be reviewed together with the full text of the written opinion, which you are urged to read carefully in its entirety. The summary of the opinion of Wachovia set forth in this Statement is qualified in its entirety by reference to the full text of Wachovia's written opinion, which is attached as Annex A hereto.

     Wachovia's opinion is directed for the information and use of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Wachovia's opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote for the Merger.

In arriving at its opinion, Wachovia, among other things:

     o Reviewed the Merger Agreement, including the financial terms of the Merger Agreement.

     o Reviewed certain publicly available business, financial and other information regarding the Company.

     o Reviewed certain business, financial and other information regarding the Company and its prospects that was furnished to Wachovia by, and that Wachovia discussed with, management of the Company.

     o Reviewed the current and historical market prices and trading activity of the Company's Common Stock.

     o Compared the publicly available business, financial and other information regarding the Company with similar information regarding certain other publicly traded companies that Wachovia deemed to be relevant.

     o Compared the proposed financial terms of the Merger Agreement with the financial terms of certain other business combinations and transactions that Wachovia deemed to be relevant.

     o  Developed discounted cash flow models of the Company.

     o  Developed leveraged buyout models of the Company.

     o Analyzed the premiums paid for certain other business combinations and transactions that Wachovia deemed to be relevant.

     o Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria, that Wachovia deemed to be relevant.

     In connection with its review, Wachovia relied upon the accuracy and completeness of the foregoing financial and other information it obtained and reviewed for the purpose of its opinion, and Wachovia did not assume any responsibility for any independent verification of such information. Wachovia relied upon assurances of the management of the Company that the Company is not aware of any facts or circumstances that would make such information about the Company inaccurate or misleading. With respect to the Company's financial forecasts, Wachovia assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management as to the expected future financial performance of the Company. Wachovia discussed such forecasts and estimates, as well as the assumptions upon which they are based, with management of the Company, but assumed no responsibility for and expressed no view as to the Company's financial forecasts or the assumptions upon which they are based. In arriving at its opinion, Wachovia did not conduct any physical inspection of the facilities of the Company and did not make and was not provided with any evaluations or appraisals of the assets or liabilities of the Company. Wachovia's investigation in connection with rendering its opinion is limited to whether the Offer Price in cash to be received by the holders of the Shares in connection with the Offer and the Merger is fair to such holders, from a financial point of view. Wachovia relied on the advice of counsel to the Company as to all legal matters with respect to the Company and the transactions contemplated in the Merger Agreement.

     In rendering its opinion, Wachovia assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms described in the Merger Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on such transactions or other actions contemplated by the Merger Agreement. Wachovia's opinion is necessarily based on economic, market, financial and other conditions as they exist on and can be evaluated as of the date of the opinion. Although subsequent developments may affect its opinion, Wachovia has no obligation to update, revise or reaffirm its opinion. Wachovia's opinion does not address the relative merits of the transactions contemplated by the Merger Agreement compared with other business strategies that may have been considered by the Company's management and/or the Board. Wachovia did not consider for the purposes of its opinion the prices at which the Company's Common Stock will trade following the announcement of the Offer and the Merger.

     The Company imposed no other limitations, and gave no other instructions, with respect to the investigations made or the procedures followed by Wachovia in rendering its opinion. This summary is not a complete description of Wachovia's opinion to the Board or the financial analyses performed and factors considered by Wachovia in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Wachovia did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The final analyses summarized below include information presented in tabular format. Accordingly, Wachovia believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying Wachovia's analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

     The following is a summary of the material financial and comparative analyses utilized by Wachovia in arriving at its opinion.

Comparison to Publicly Held Companies. Wachovia compared financial, operating and stock market data of the Company to the following publicly-traded companies that participate predominantly, or in part, in the defense and aerospace industry:

     Anaren, Inc.
     Andrew Corporation
     Comtech Telecommunications Corporation
     Cubic Corporation
     DRS Technologies, Inc.
     EDO Corporation
     General Dynamics Corporation
     Harris Corporation
     Herley Industries, Inc.
     ITT Industries, Inc.
     L-3 Communications Holdings, Inc.
     Lockheed Martin Corporation
     Northrop Grumman Corporation
     Raytheon Company
     Teledyne Technologies, Inc.

     Utilizing publicly available information for each of the comparable companies, Wachovia calculated, among other things, the multiples, based on closing stock prices on April 15, 2003, of:

     -- Enterprise value (defined as equity market value plus total debt less cash) to sales for the Company's latest twelve month ("LTM") period;

     -- Enterprise value to LTM earnings before interest and taxes ("EBIT");

     -- Enterprise value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"); and

     -- Enterprise value to calendarized 2003 estimated EBITDA.

     The high multiples for the selected comparable companies were as follows:

VALUATION METRIC
----------------
Enterprise value to LTM sales .....................       2.0x
Enterprise value to LTM EBIT ......................      21.9x
Enterprise value to LTM EBITDA ....................      14.8x
Enterprise value to 2003 estimated EBITDA .........       9.8x

     The low multiples for the selected comparable companies were as follows:

VALUATION METRIC
----------------
Enterprise value to LTM sales .....................       0.5x
Enterprise value to LTM EBIT ......................       8.2x
Enterprise value to LTM EBITDA ....................       4.1x
Enterprise value to 2003 estimated EBITDA .........       5.9x

     The median multiples for the selected comparable companies were as follows:

VALUATION METRIC
----------------
Enterprise value to LTM sales .....................       1.0x
Enterprise value to LTM EBIT ......................      12.0x
Enterprise value to LTM EBITDA ....................       9.3x
Enterprise value to 2003 estimated EBITDA .........       8.0x

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $6.04 to $18.25 and a median implied value per Share of $11.94. This compares with the Offer Price of $13.25.

     With regard to the comparable public companies analysis summarized above, Wachovia selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business. No public company used as a comparison, however, is identical to the Company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which the Company is being compared. Such qualitative judgments are reflected in the Wachovia opinion.

Comparison to Recent M&A Transactions. Using publicly available information, Wachovia considered selected transactions in, or relating in part to, the defense and aerospace industry that it deemed to be relevant. Specifically, Wachovia reviewed the following transactions:

ACQUIROR                                      TARGET
-------------------------------------------   -------------------------------------------------
DRS Technologies, Inc. ....................   Paravant, Inc.
Northrop Grumman Corporation ..............   TRW, Inc.
Company B .................................   Company A (non-public)
DRS Technologies, Inc. ....................   Eaton Corporation (Navy Controls Division)
EDO Corporation ...........................   Condor Systems, Inc.
Titan Corporation .........................   Jaycor, Inc.
L-3 Communications Holdings, Inc. .........   Raytheon Company (Aircraft Integration Systems)
L-3 Communications Holdings, Inc. .........   SY Technology, Inc.
DRS Technologies, Inc. ....................   Boeing Company, Sensors and Electronics Business
General Dynamics Corporation ..............   Integrated Information Systems (Motorola)
Titan Corporation .........................   Datron Systems, Inc.
Northrop Grumman Corporation ..............   Litton Industries, Inc.
Harris Corporation ........................   Exigent International, Inc.
Comtech Telecommunications Corp. ..........   MPD Technologies, Inc.
ONCAP, L.P. ...............................   BAE Systems Canada
BAE Systems plc ...........................   Lockheed Martin -- Sanders
Smiths Industries plc .....................   Fairchild Defense (Orbital Sciences)
Veritas Capital, Inc. .....................   Tech-Sym Corporation
Northrop Grumman Corporation ..............   Comptek Research, Inc.
Thomson-CSF Ventures ......................   Racal Electronics plc
EDO Corporation ...........................   AIL Technologies, Inc.

     Using publicly available information concerning each of the target companies, Wachovia calculated, based on historical financial information for the LTM period immediately preceding the announcement of each of the transactions, the following multiples.

     The high multiples for the selected comparable transactions were as follows:

VALUATION METRIC
----------------
Enterprise value to LTM sales ..........       2.0x
Enterprise value to LTM EBIT ...........      21.3x
Enterprise value to LTM EBITDA .........      14.9x

     The low multiples for the selected comparable transactions were as follows:

VALUATION METRIC
----------------
Enterprise value to LTM sales ..........       0.4x
Enterprise value to LTM EBIT ...........       6.3x
Enterprise value to LTM EBITDA .........       5.4x

     The median multiples for the selected comparable transactions were as follows:

VALUATION METRIC
----------------
Enterprise value to LTM sales ..........       1.0x
Enterprise value to LTM EBIT ...........      11.0x
Enterprise value to LTM EBITDA .........       7.8x

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $7.18 to $18.40 and a median implied value per Share of $10.26. This compares with the Offer Price of $13.25.

     No company utilized in the comparable transactions analysis is identical to the Company, nor is any transaction identical to the Offer and the Merger. Therefore, a purely quantitative comparable transaction analysis would not be dispositive in the context of the Offer and the Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the Merger that would affect the value of the target companies and of the Company. Such qualitative judgments are reflected in the Wachovia opinion.

Discounted Cash Flow Analysis. Wachovia performed discounted cash flow analyses to estimate a range of present values per Share, assuming the Company continued to operate as a stand-alone entity. Wachovia determined the range of present values of the Company by calculating the sum of (i) the present value of projected free cash flows of the Company over the five-year period 2003 through 2007, and (ii) the present value of the estimated terminal value of the Company in year 2007. In calculating a terminal value for the Company, Wachovia applied both a perpetual growth rate ranging from 1% to 5% to the Company's projected, normalized 2007 free cash flow, as well as a terminal multiple ranging from 6.0x to 8.0x to the Company's projected 2007 EBITDA. The projected free cash flows of the Company used by Wachovia in its analyses were provided by management. The free cash flows and terminal value were discounted to present value using discount rates ranging from 11% to 13%. Wachovia viewed this range of discount rates as appropriate for companies with the risk characteristics of the Company and confirmed the reasonableness of such assumptions with the Company's management.

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $8.41 to $13.33 and a median implied value per Share of $10.93. This compares with the Offer Price of $13.25.

     The discounted cash flow analyses of the Company do not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The range of discount rates applied to the Company referred to in the above paragraph was based on several factors, including Wachovia's knowledge of the Company and the industry in which it operates, the business risk of the Company, and the overall interest rate environment as of April 15, 2003. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, terminal values, and discount rates.

Leveraged Buyout Analysis. Using the same financial projections employed in the discounted cash flow analysis described above, Wachovia performed a leveraged buyout analysis for the Company. Wachovia assumed that a financial sponsor investing in the Company would expect an annual internal rate of return for five years on its invested equity of between 23% to 28%. Wachovia also assumed that the leveraged buyout of the Company could be financed with senior debt (at a 4.9% interest rate) of 2.5x the fiscal 2002 EBITDA of the Company and with subordinated debt (at a 12.5% interest rate with attached warrants representing 3.0% ownership) of 1.0x the fiscal 2002 EBITDA of the Company.

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $8.70 to $10.25 and a median implied value per Share of $9.35. This compares with the Offer Price of $13.25.

     The leveraged buyout analysis of the Company does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The expected annual internal rates of return and leverage ratios referred to in the above paragraph were based on several factors, including Wachovia's knowledge of the Company and the industry in which it operates, the business risk of the Company, and the overall lending and private equity markets as of April 15, 2003. The results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, expected internal rates of return, and leverage ratios.

Premiums Paid Analysis. Wachovia prepared a premiums paid analysis by multiplying various Company historical closing stock prices by the median premium paid in 94 transactions involving publicly traded U.S. targets announced between January 1, 1998 and April 15, 2003 with enterprise values between $50 million and $300 million. For the Company and each of the 94 U.S. targets, Wachovia determined the premium paid by comparing the consideration offered to the Company and each of the 94 U.S. targets with the closing stock price of each such company one day, one week, four weeks, 60 days, 90 days, and 180 days prior to the announcement date of each transaction, respectively. For the Company, Wachovia used April 15, 2003, which was assumed to be the last full trading day prior to the execution of the Merger Agreement, in which to calculate the implied value per Share.

     The median premiums paid in the 94 transactions analyzed by Wachovia were as follows:

PREMIUM TO:                                   MEDIAN
-----------------------------------------   ----------
One Day Prior to Announcement ...........       30.5%
One Week Prior to Announcement ..........       33.9%
4 Weeks Prior to Announcement ...........       44.0%
60 Days Prior to Announcement ...........       43.2%
90 Days Prior to Announcement ...........       42.2%
180 Days Prior to Announcement ..........       32.8%

     Based on the foregoing, Wachovia determined a reference range for an implied value per Share of $11.11 to $19.19 and a median implied value per Share of $15.02. This compares with the Offer Price of $13.25.

     No target company utilized in the premiums paid analysis is identical to the Company, nor is any transaction identical to the Offer and the Merger. Therefore, a purely quantitative premiums paid analysis would not be dispositive in the context of the Offer and the Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the Merger that would affect the value of the target companies and the Company. Such qualitative judgments are reflected in Wachovia's opinion.

Historical Stock Price Performance Analysis. Wachovia analyzed the closing prices of the Common Stock over the last three years, beginning April 16, 2000. Based on this analysis, Wachovia calculated the following values of the Common Stock during this period.

High ...........................     $ 25.50
Low ............................     $  3.60
Average ........................     $ 10.75
Close (April 15, 2003) .........     $ 11.27

     These compare with the Offer Price of $13.25.

     Wachovia analyzed the closing prices of the Common Stock over the last year, beginning April 16, 2002. Based upon this analysis, Wachovia calculated the following values of the Common Stock during this period.

High ...........................     $ 12.75
Low ............................     $  6.44
Average ........................     $  9.65
Close (April 15, 2003) .........     $ 11.27

     These compare with the Offer Price of $13.25.

     Wachovia analyzed the closing prices of the Common Stock over the last six months, beginning October 18, 2002. Based upon this analysis, Wachovia calculated the following values of the Common Stock during this period.

High ...........................     $ 12.75
Low ............................     $  8.55
Average ........................     $ 10.70
Close (April 15, 2003) .........     $ 11.27

     These compare with the Offer Price of $13.25.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company retained Wachovia pursuant to an engagement letter, dated as of February 28, 2002 (the "Wachovia Engagement Letter"), to act as its exclusive financial advisor with respect to any transaction relating to the Company's defense business and to render an opinion to the Board as to the fairness, from a financial point of view, to the Company's stockholders of any proposed transaction. Upon execution of the Wachovia Engagement Letter, the Company paid Wachovia a non-refundable cash fee of $75,000 for financial advisory services (the "Advisory Fee"). The Company will pay Wachovia an additional fee of $2,295,268 upon the successful completion of the Merger (the "Transaction Fee"). The Advisory Fee will be credited against the Transaction Fee. The Company has also agreed to (i) reimburse Wachovia for reasonable expenses incurred by Wachovia in connection with its services provided to the Company, provided that Wachovia shall not incur expenses in excess of $25,000 in the aggregate without prior notice to the Company, and (ii) indemnify Wachovia and each of its officers, directors, employees, affiliates, agents, counsel and other advisors, and each other person or entity who controls any of them, against certain liabilities and expenses arising out of Wachovia's engagement or performance under the Wachovia Engagement Letter, the transactions contemplated thereby or the services rendered by Wachovia under the Wachovia Engagement Letter.

     With Wachovia's consent, the Company retained Needham & Company, Inc. ("Needham") pursuant to the terms of an engagement letter dated, as of March 4, 2003, to act as its non-exclusive financial advisor in connection with a possible transaction involving Parent. Upon successful completion of the Merger, the Company will pay Needham a fee of $100,000 for services rendered by Needham under the Needham Engagement Letter. The Company has also agreed to (i) reimburse Needham for reasonable expenses incurred by Needham in connection with its engagement, provided that Needham shall not incur expenses in excess of $10,000 in the aggregate without prior notice to the Company, and (ii) indemnify Needham and its affiliates, the respective directors, officers, employees and agents of Needham and its affiliates, and each other person, if any, controlling Needham or any of its affiliates, against certain liabilities and expenses arising out of Needham's engagement under the Needham Engagement Letter, any transaction contemplated by such engagement or any indemnified person's role in connection therewith.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders concerning the Offer or the Merger.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by the Company or its subsidiary or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth elsewhere in this Statement, the Company is not currently undertaking or engaged in any negotiations that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth elsewhere in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into that relate to one or more of the events referred to in the preceding paragraph

ITEM 8. ADDITIONAL INFORMATION.


Information Statement

     The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, and is incorporated herein by reference.


Vote Required to Approve the Merger

     Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger without a vote or meeting of the Company's stockholders. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to seek the approval of the Company's stockholders of the Merger Agreement and the Merger at a meeting. In that instance, approval of the Merger Agreement and the Merger would require the affirmative vote of the holders of a majority of the outstanding Shares. If the conditions to the Offer are satisfied and the Offer is completed, Purchaser would own a sufficient number of Shares to ensure that the Merger Agreement and the Merger would be approved by the Company's stockholders.


Appraisal Rights

     No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, effectively withdraws or otherwise loses his or her right to appraisal, as provided for under the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. Failure to follow any of the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.


Antitrust

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the "HSR Act") applicable to the Offer, the purchase of Shares in the Offer may not be consummated until after the expiration or termination of the applicable waiting period following the filing by each of Purchaser and the Company of a Notification and Report Form under the HSR Act with respect to the Offer, unless Purchaser or the Company receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission. A description of this regulatory approval process is contained in Section 15 "Certain Legal Matters" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) hereto and is incorporated herein by reference.


State Takeover Statutes

     Section 203 of the DGCL regulates certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three (3) years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the Interested Stockholder. The Board has approved the Merger Agreement and the other transactions contemplated thereby, including the Offer, the Merger and the Tender and Voting Agreements, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

     Chapter 110C of the General Laws of Massachusetts (the "Take-Over Bid Statute") imposes certain procedural requirements in connection with certain take-over bids. The Company is subject to the Take-Over Bid Statute because its principal place of business is located in The Commonwealth of Massachusetts. A take-over bid ("Take-Over Bid") is the acquisition or offer to acquire stock which would result in the acquiror possessing more than 10% of the voting power of any class of an issuer's stock. A Take-Over Bid does not include, among other things, any offer which the board of directors of the issuer has consented to and approved and has recommended its stockholders accept, if the terms of such bid, including any inducements to officers or directors which are not made available to all stockholders, have been furnished to the stockholders. In accordance with the provisions of Chapter 110C, the Board (i) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (ii) has complied with applicable disclosure requirements by virtue of the information being provided to the Company's stockholders in this Statement and the Offer to Purchase. Accordingly, the Take-Over Bid Statute is inapplicable to the Offer and the Merger.


ITEM 9. EXHIBITS.

     The following exhibits are filed herewith:

EXHIBIT
NO.                   DESCRIPTION
--                    -----------
   (a)(1)(A)          Offer to Purchase, dated April 25, 2003.
   (a)(1)(B)          Letter of Transmittal.
   (a)(1)(C)          Form of Notice of Guaranteed Delivery.*+
   (a)(1)(D)          Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*+
   (a)(1)(E)          Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other
                      Nominees.*+
   (a)(1)(F)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*+

   (a)(1)(G)          Press Release issued by Signal Technology Corporation dated April 17, 2003.
   (a)(1)(H)          Summary Newspaper Advertisement published in the Wall Street Journal National
                      Edition on April 25, 2003.*+
   (a)(1)(I)          Opinion of Wachovia Securities, Inc., dated April 16, 2003 (included as Annex A attached to this Statement).
   (e)(1)             Agreement and Plan of Merger, dated April 16, 2003, by and among Signal Technology
                      Corporation, Crane Co. and STC Merger Co .
   (e)(2)             Form of Tender and Voting Agreement.
   (e)(3)             Confidentiality Agreement, dated as of June 11, 2002, between Wachovia Securities, Inc.
                      and Crane Co.
   (e)(4)             Form of Indemnification Agreement (with form of Crane Co. Guarantee).
   (e)(5)             Form of Optionee Agreement.
   (e)(6)             The Information Statement of Signal Technology Corporation pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as
                      Annex B to this Statement).
     (g)              Not applicable.

----------
* Incorporated by reference to the Schedule TO filed by Purchaser on April 25, 2003.

+     Included in package mailed to the Company's stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                      SIGNAL TECHNOLOGY CORPORATION


                                      By:/s/ Robert N. Nelsen
                                         -----------------------------------
                                      Name: Robert N. Nelsen
                                      Title: Vice President, Treasurer and Chief
                                             Financial Officer


Dated: April 25, 2003

                                                                        ANNEX A

April 16, 2003
Board of Directors
Signal Technology Corporation
222 Rosewood Drive
Danvers, MA 01923

Gentlemen:

     You have asked Wachovia Securities, Inc. ("Wachovia Securities"), to advise you with respect to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Signal Technology Corporation (the "Selling Company"), other than holders who have perfected their dissent and appraisal rights (the "Holders"), of the $13.25 per share in cash to be received by the Holders for each Share pursuant to the Agreement and Plan of Merger, which is proposed to be entered into by and among Crane Company (the "Buyer"), a wholly-owned subsidiary of the Buyer (the "Subsidiary"), and the Selling Company (the "Agreement"). Subject to the terms of the Agreement, the Buyer will cause the Subsidiary to commence a tender offer for all of the Shares (the "Tender Offer") at a price equal to $13.25 per share in cash for each Share accepted. The Agreement further provides that, following the purchase of the tendered Shares pursuant to the Tender Offer, the Subsidiary will be merged with and into the Selling Company (the "Merger" and together with the Tender Offer, the "Transaction") and each outstanding Share not acquired by the Subsidiary in the Tender Offer (other than dissenting Shares) will be converted into the right to receive $13.25 in cash. The terms and conditions of the Transaction are more fully set forth in the Agreement.

     In arriving at our opinion, we have, among other things:

     -- Reviewed the Agreement, including the financial terms of the Agreement.

     -- Reviewed certain publicly available business, financial and other information regarding the Selling Company.

     -- Reviewed certain business, financial and other information regarding the Selling Company and its prospects that was furnished to us by and that we have discussed with management of the Selling Company.

     -- Reviewed the current and historical market prices and trading activity of the Selling Company's Common Stock.

     -- Compared the publicly available business, financial and other information regarding the Selling Company with similar information regarding certain other publicly traded companies that we deemed to be relevant.

     -- Compared the proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that we deemed to be relevant.

     -- Developed discounted cash flow models of the Selling Company.

     -- Developed leveraged buyout models of the Selling Company.

     -- Analyzed the premiums paid for certain other business combinations and transactions that we deemed to be relevant.

     -- Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that we deemed to be relevant.

     In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information we have obtained and reviewed for the purpose of our opinion, and we have not assumed any responsibility for any independent verification of such information. We have relied upon assurances of the management of the Selling Company that it is not aware of any facts or circumstances that would make such information about the Selling Company inaccurate or misleading. With respect to the Selling Company's financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management as to the expected future financial performance of the Selling Company. We have discussed such forecasts and estimates, as well as the assumptions upon which they are based, with management of the Selling Company, but we assume no responsibility for and express no view as to the Selling Company's financial forecasts or the assumptions upon which they are based. In arriving at our opinion, we have not conducted any physical inspection of the facilities of the Selling Company and have not made or been provided with any evaluations or appraisals of the assets or liabilities of the Selling Company. Our investigation in connection with rendering this opinion is limited to whether the $13.25 per Share in cash to be received by the Holders of the Shares in connection with the Transaction is fair to such Holders, from a financial point of view. We have relied on advice of counsel to the Selling Company as to all legal matters with respect to the Selling Company and the transactions contemplated in the Agreement.

     In rendering our opinion, we have assumed that the transactions contemplated by the Agreement will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on such transactions or other actions contemplated by the Agreement. Our opinion is necessarily based on economic, market, financial and other conditions as they exist on and can be evaluated as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the transactions contemplated by the Agreement compared with other business strategies that may have been considered by the Selling Company's management and/or Board of Directors. We have not considered for the purposes of our opinion the prices at which the Selling Company's Common Stock will trade following the announcement of the Transaction.

     Wachovia Securities is an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render financial advisory services, including the rendering of this opinion, to the Board of Directors of the Selling Company in connection with the transactions contemplated by the Agreement and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the transactions contemplated by the Agreement. Wachovia Securities and our affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which we receive customary fees. In the past, we have provided certain banking services to the Buyer for which we have been paid fees. We may provide additional banking services, including but not limited to, investment banking services, to the Buyer in the future for which we would also be paid fees. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities (including derivative securities) of the Selling Company or the Buyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Additionally, in the ordinary course of business, we have provided, and may provide in the future, equity research coverage for the Buyer.

     It is understood that this opinion is directed for the information and use of the Board of Directors of the Selling Company in connection with its consideration of the transactions contemplated by the Agreement. Our opinion does not address the merits of the underlying decision by the Selling Company to enter into the Agreement and does not and shall not constitute a recommendation as to whether or not any Holder of Shares should tender such Shares in the Tender Offer or vote for the Merger. Our opinion may not be summarized, excerpted from, or otherwise publicly referred to without our prior written consent, except that it may be reprinted in full and summarized in any filings with the Securities and Exchange Commission and in any proxy statement, information statement or offer to purchase to be distributed to the stockholders of the Selling Company in connection with the Transaction.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and other factors we deem to be relevant, we are of the opinion that, as of the date hereof, the $13.25 per Share in cash to be received by the Holders of the Shares in the Transaction is fair to such Holders, from a financial point of view.


                                     Very truly yours,

                                     WACHOVIA SECURITIES, INC.

                                                                        ANNEX B

                          SIGNAL TECHNOLOGY CORPORATION
                             THE TOWER AT NORTHWOODS
                               222 ROSEWOOD DRIVE
                          DANVERS, MASSACHUSETTS 01923

                        INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

BACKGROUND INFORMATION

     This Information Statement is being mailed on April 25, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "14D-9") of Signal Technology Corporation, a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible selection of persons to be designated by Crane Co, a Delaware corporation ("Parent"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

     On April 16, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and STC Merger Co., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company (the "Shares"), at a purchase price of $13.25 per Share, net to each seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer"). The Offer is described in Purchaser's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on April 25, 2003 (as may be amended or supplemented from time to time, the "Schedule TO"). Copies of the Offer to Purchase and Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, to the 14D-9.

     The Merger Agreement provides that, subject to the satisfaction of certain conditions, following completion of the Offer, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and an indirect wholly-owned subsidiary of Parent. In connection with the Merger, each outstanding Share (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under the DGCL, shares of Common Stock held in the treasury of the Company, and Shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be converted, at the effective time of the Merger (the "Effective Time"), into the right to receive the Offer Price.

     The Offer, the Merger and the Merger Agreement are more fully described in the 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the SEC on April 25, 2003, and which is being mailed to the stockholders of the Company.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the 14D-9. Information set forth herein directly related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein and the Company, Parent and Purchaser do not need any action or consent from you.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on April 25, 2003. The Offer will expire at 12:00 midnight, New York City time, on Thursday, May 22, 2003, unless Purchaser extends it in accordance with the terms of the Merger Agreement and the Offer.

VOTING SECURITIES OF THE COMPANY

     The Common Stock is the only class of equity securities entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of April 15, 2003, there were 10,453,512 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, effective upon and after the payment by Purchaser for Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Board as is equal to the product of: (i) the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) and (ii) a fraction whose numerator is the aggregate number of Shares then beneficially owned by Parent and Purchaser and whose denominator is the total number of Shares then outstanding. The Company shall, upon the request of Parent, use its reasonable best efforts to cause the Parent Designees to be elected or appointed to the Board, including, if necessary, increasing the number of directors and seeking the resignations of one or more current directors. The Merger Agreement also provides that, notwithstanding the foregoing, at all times prior to the Effective Time the Board shall have at least two directors who were directors of the Company as of the date of the Merger Agreement, one of whom shall be George Lombard, the Company's current Chairman and Chief Executive Officer ("Continuing Directors"). If, at any time prior to the Effective Time, there is only one Continuing Director in office, then the Board shall cause an individual selected by the remaining Continuing Director to be designated to serve on the Board (and such individual will be deemed to be a Continuing Director). If, at any time prior to the Effective Time, no Continuing Directors remain in office, then the Board shall designate two individuals to serve on the Board who are not officers, employees or affiliates of the Company, Parent or Purchaser (and such individuals will be deemed to be Continuing Directors). Presently, the Board has seven (7) members.

     After the election or appointment of the Parent Designees to the Board and until the Effective Time, the approval of a majority of the Continuing Directors or, if there is only one, of the Continuing Director, will be required to authorize (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action of the Board, will be required to authorize) any: (i) amendment or termination of the Merger Agreement by the Company, (ii) amendment of the Company's Certificate of Incorporation or By-laws, (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iv) exercise or waiver of any of the Company's rights or remedies under the Merger Agreement, or (v) other consent or action by the Company's Board of Directors with respect to any substantive matter relating to the Merger Agreement or the Merger.

     The Parent Designees will be selected by Parent from the individuals listed below, each of whom has consented to serve as a director of the Company, if appointed or elected, and to be named herein. None of the Parent Designees currently is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, none of the Parent Designees or entities that they control beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions among Parent, Purchaser and the Company that have been described in the Schedule TO and/or the 14D-9.

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the potential Parent Designees are set forth below.

     Eric Fast, President, Chief Executive Officer and Director of Parent. Mr. Fast is 53 years old and a citizen of the United States. Mr. Fast became a director of Parent in 1999 and has served as President and Chief Executive Officer of Parent since 2001. Mr. Fast served as Parent's Chief Operating Officer from 1999 to 2001. Prior to beginning his employment with Parent, Mr. Fast worked for Salomon Smith Barney (investment banking firm) as Co-head of Global Investment Banking from 1997 to 1998 and also served as a director of Convergys Corporation.

     Ray Boushie, Group President Crane Aerospace since 1999. Mr. Boushie is 63 years old and a citizen of the United States. Prior to assuming his position as Group President of Crane Aerospace, Mr. Boushie served as President of Crane's Hydro-Aire subsidiary from 1994 until 1999.

     Lou Bieck, President of Crane Aerospace Electronics since August 2002. Mr. Bieck is 58 years old and a citizen of the United States. From August 2000 until August 2002, Mr. Bieck served as President of Crane's Interpoint Corporation subsidiary. Previously, Mr. Bieck served as President of Solectron Northwest (contract manufacturer of electronic components) since 1992.

     The potential Parent Designees listed above will constitute a majority of the Board so long as five of the Company's current directors agree to resign.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information, as of April 18, 2003, regarding beneficial ownership of the shares of Common Stock of each director and each executive officer of the Company named in the Summary Compensation Table below, all directors and executive officers of the Company as a group, and each person who is known by the Company to beneficially own more than five (5%) percent of the Common Stock.

NAME OF OWNER                                                                NUMBER OF SHARES      PERCENT
------------------------------------------------------------------------   --------------------   --------
Directors and Executive Officers
 John Cotumaccio .......................................................         62,043(1)          *
 James V. DiLorenzo ....................................................        344,576(2)         2.8%
 Larry L. Hansen .......................................................         62,916(3)          *
 Gene L. Joles .........................................................         45,669(4)          *
 Harvey C. Krentzman ...................................................         20,750(5)          *
 George E. Lombard .....................................................        502,931(6)         4.1%
 Thomas G. McInerney ...................................................         32,500(7)          *
 Joseph Mersereau ......................................................         21,750(8)          *
 Robert N. Nelsen ......................................................        286,081(9)         2.3%
 Bernard P. O'Sullivan .................................................       237,217(10)         1.9%
 Joseph Schneider ......................................................        63,250(11)          *
 Thomas F. Skelly ......................................................        32,500(12)          *
 All directors and executive officers as a group (12 persons) ..........     1,712,183(13)        14.0%
Principal Stockholders
Frontier Capital Management Co., LLC ...................................       680,500(14)         5.5%
 99 Summer Street
 Boston, MA 02110
Caleb Loring, III ......................................................     1,082,222(15)         8.8%
 c/o Essex Associates
 400 Essex Street
 Beverly Farms, MA 01915

NAME OF OWNER                                  NUMBER OF SHARES       PERCENT
------------------------------------------   --------------------   ----------
Shared Beneficial Ownership (16) .........     1,449,700(16)        11.8%
 Ironwood Capital Management, LLC
 21 Custom House Street
 Boston, MA 02110
Warren J. Isabelle
 c/o Ironwood Capital Management, LLC
 21 Custom House Street
 Boston, MA 02110
Richard L. Droster
 c/o Ironwood Capital Management, LLC
 21 Custom House Street
 Boston, MA 02110
Donald Collins
 c/o Ironwood Capital Management, LLC
 21 Custom House Street
 Boston, MA 02110

----------
* less than one percent.

Note: Unless otherwise indicated, the persons shown have sole voting and investment power over the shares listed. Includes options exercisable as of April 18, 2003, or within 60 days after such date.

(1) Includes 13,793 shares held jointly by Mr. Cotumaccio and his wife. Also includes 48,250 shares subject to exercisable options.

(2)   Includes 330,000 shares subject to exercisable options.

(3)   Includes 36,250 shares subject to exercisable options.

(4)   Includes 12,500 shares subject to exercisable options.

(5) Includes 8,750 shares subject to exercisable options. Does not include 1,200,222 shares held by several trusts for the benefit of Mr. Krentzman's family members. Mr. Krentzman does not have any voting or investment power over such shares and disclaims beneficial ownership over all such shares.

(6)   Includes 468,750 shares subject to exercisable options.

(7)   Includes 32,500 shares subject to exercisable options.

(8)   Includes 21,750 shares subject to exercisable options.

(9)   Includes 255,000 shares subject to exercisable options.

(10) Includes 56,000 shares held jointly by Mr. O'Sullivan and his wife. Also includes 172,467 shares held in Mr. O'Sullivan's IRA account. Also includes 8,750 shares subject to exercisable options. Does not include 84,500 shares held by the Bernard and Jean O'Sullivan 1996 Grandchildren's Trust, 120,000 shares held by the Bernard O'Sullivan Family Trust and 51,867 shares held solely by Mr. O'Sullivan's wife with respect to each of which Mr. O'Sullivan disclaims beneficial ownership.

(11)  Includes 32,500 shares subject to exercisable options.

(12)  Includes 32,500 shares subject to exercisable options.

(13)  See footnotes (1) through (12).

(14) Information has been obtained from a Schedule 13G, dated February 8, 2002, filed by Frontier Capital Management Co., LLC with the SEC.

(15) Includes 1,081,222 shares held by a trust for the benefit of certain family members and other relatives of Harvey C. Krentzman and 1,000 shares held by a trust for the benefit of Mr. Loring's wife, with respect to each of which Mr. Loring disclaims beneficial ownership. Information has been obtained from a Schedule 13G/A, dated February 12, 2001, filed by Caleb Loring, III with the SEC.

(16) Information has been obtained from a Schedule 13G, dated March 14, 2003, jointly filed by Ironwood Capital Management, LLC, Warren J. Isabelle, Richard L. Droster and Donald Collins with the SEC. According to the
      Schedule 13G, each of Ironwood Capital Management, LLC, Mr. Isabelle, Mr. Droster and Mr. Collins has shared voting power over 1,032,500 shares and shared dispositive power over 1,449,700 shares. None of them has sole voting or sole dispositive power over such shares.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY


Directors

     The following table and narrative sets forth information regarding the principal occupation, other directorships, committee memberships and age of each of the current directors of the Company.

                             (AS OF APRIL 15, 2003)

                                                  TERM AS A
NAME                                       AGE     DIRECTOR ENDS
---------------------------------------   -----   --------------
Larry L. Hansen(1)(2) .................   74      2005
Harvey C. Krentzman(1)(2)(3) ..........   76      2005
Thomas F. Skelly(1) ...................   68      2005
George E. Lombard(3) ..................   63      2003
Thomas G. McInerney(2) ................   66      2003
Bernard P. O'Sullivan(2)(3) ...........   75      2004
Joseph Schneider(1) ...................   52      2004

----------
(1)  Member of the Audit Committee of the Board.

(2)  Member of the Compensation Committee of the Board.

(3)  Member of the Executive Committee of the Board.

     Larry L. Hansen, Director since 1991. Mr. Hansen was Executive Vice President of Tylan General (a sales and service center for pressure and flow products) from December 1989 until his retirement in January 1991. He is also a director of Electro Scientific Industries, Inc. and Micrel, Inc.

     Harvey C. Krentzman, Director since 1982. Mr. Krentzman is a founder of the Company. He has been President of Advanced Management Associates Inc. (financial and management consultants) for more than 40 years. Mr. Krentzman is the Vice Chairman of the board of trustees of the Boston Symphony Orchestra and Northeastern University, a trustee of Beth Israel Deaconess, the Norman Rockwell Museum and the U.S.S. Constitution Museum, and is an honorary trustee of the Woods Hole Oceanographic Institution. Mr. Krentzman also serves on the boards of directors of Jones & Vining, Inc., Arley Corporation, Bell Manufacturing Corporation and Inspectron Corporation.

     Thomas F. Skelly, Director since 1999. Prior to joining the Company, Mr. Skelly worked at The Gillette Company for 30 years, the last 17 of which he served as Senior Vice President of Finance and Chief Financial Officer. Mr. Skelly is a certified public accountant.

     George E. Lombard, Chairman of the Board of Directors and Chief Executive Officer since 1998. In addition, Mr. Lombard served as the Company's President until March 1999. From 1995 to 1998, Mr. Lombard served as President of L-3 Communications Corporation's Display Systems Division. Prior to that, he was a Vice President of Unisys. Including successor corporations, Mr. Lombard's career includes 26 years with the Lockheed Corporation where he held several key management positions.

     Thomas G. McInerney, Director since 1999. General McInerney has been President of TG McInerney Consulting since 2000. From 1996 to 2000, he was President and Chief Executive Officer of Business Executives for National Security (BENS). From 1994 to 1996, he was Vice President, Command and Control C(4)1 Programs for Loral Defense Systems-Eagan (formerly Unisys Electronic Systems division). In July 1994, as the Assistant Vice Chief of Staff of the Air Force, General McInerney retired with the rank of Lieutenant General following a 35-year military career. General McInerney also serves on the boards of directors of Pan Am International Flight Academy.

     Bernard P. O'Sullivan, Chairman of the Board from May 1990 until March 31, 1994 and Director since 1982. Mr. O'Sullivan is a founder of the Company. Prior to his retirement on May 31, 1987, he was President of O'Sullivan and Murphy, Inc. (a manufacturers' representative selling microwave components), a company he founded in May 1975.

     Joseph Schneider, Director since 1996. Mr. Schneider has been President of JSA Partners, Inc., a strategic management consulting firm that specializes in the aerospace, and defense industry, and JSA

Holdings, Inc. since 1997. Prior to founding JSA Partners, Inc. in 1997, Mr. Schneider was a consultant with A.T. Kearney, Inc, and before that he was the President of EDS/JSA International after his company, JSA International, Inc., was acquired by Electronic Data Systems Corporation in August 1994. Prior thereto, Mr. Schneider was the founder and President of JSA International, Inc. from December 1981 until August 1994. Mr. Schneider also serves on the board of directors of United Industrial Corporation and is the Chairman of JSA Research, Inc. From 1972 to 1977, Mr. Schneider served as an infantry officer primarily in the United States Army Airborne and Special Forces units.


Executive Officers

     The following table sets forth certain information concerning the executive officers of the Company who are not also directors. Presidents of the Company's three operating divisions are considered to be executive officers. The executive officers of the Company are elected annually by the Board of Directors following the Annual Meeting of Stockholders and serve at the discretion of the Board.

NAME                              AGE                          POSITION(S) WITH COMPANY
------------------------------   -----   -------------------------------------------------------------------
John Cotumaccio ..............   59      President, Chief Operating Officer and President, Keltec Operation
Gene L. Joles ................   53      President, Arizona Operation
Joseph W. Mersereau ..........   53      President, California Operation
Robert N. Nelsen .............   55      Vice President, Treasurer and Chief Financial Officer

     John Cotumaccio, President and Chief Operating Officer of the Comany since 2002 and President, Keltec Operation of the Company since August 1998. Mr. Cotumaccio served as President and Chief Operating Officer of the Signal Defense Group from 2000 to 2002 and as President and Chief Operating Officer. From 1979 to 1998, Mr. Cotumaccio held various positions at divisions of Loral Corporation and its successors, Lockheed Martin and L-3 Communications Corporation, including Director of Manufacturing, Director of Operations, and other management positions. Prior to joining the Company, Mr. Cotumaccio served as the Vice President of Operations for L-3 Communications Corporation's Display Systems Division in Atlanta, Georgia.

     Gene L. Joles, President of the Arizona Operation of the Company since October 1997. From February 1997 to October 1997, Mr. Joles served as the President of the Space Center of the Arizona Operation. Prior thereto, Mr. Joles served as the President of the Arizona Microwave Division since June 1991. He also served concurrently as the President of the California Microwave Division from June 1992 until February 1996. From August 1988 until June 1991, Mr. Joles held the positions of Vice President, Operations and General Manager of the Active Assemblies Division of M/A-COM, Inc.

     Joseph W. Mersereau, President of the California Operation since February 2000. From November 1998 to February 2000, Mr. Mersereau was Director of Engineering of the California Operation. From October 1991 to November 1998, Mr. Mersereau has held various positions in the California Operation including Director of New Business Development and Regional Sales Manager. Prior to joining the Company, Mr. Mersereau was a product line manager, at Western Microwave from 1985 to 1991 and lead engineer for GaAs FET Amplifier development at TR Microwave from 1982 to 1985. Mr. Mersereau has more than 25 years of experience in new product development of microwave components and subsystems.

     Robert N. Nelsen, Vice President, Treasurer and Chief Financial Officer of the Company since August 1998. Prior to that, from 1990 to July 1998, Mr. Nelsen served as Vice President at several divisions of Loral Corporation and its successors, Lockheed Martin, and L-3 Communications Corporation, including, most recently, the Display Systems Division.


INDEBTEDNESS OF MANAGEMENT; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 15, 2000, the Company made a loan of $140,000 to George E. Lombard, Chairman of the Board and Chief Executive Officer of the Company. In exchange for the loan, Mr. Lombard delivered to the Company a promissory note (the "Note") payable to the Company, which provided for interest on the unpaid balance to be paid at a rate per annum equal to the average rate of interest earned by the Company on its cash investments. Under the terms of the Note, principal and interest were due and payable on or before the first anniversary of the loan. Mr. Lombard was further obligated under the terms of the Note to make a payment in the amount of any bonus received by him from the Company (net of any taxes and other amounts withheld by the Company).

     The Company entered into a letter agreement, dated as of January 23, 2001 (the "Amendment"), with Mr. Lombard amending the Note. In exchange for Mr. Lombard's continued service with the Company as Chairman and Chief Executive Officer until January 23, 2003, the Company agreed to forgive and forever cancel the Note (including all amounts due and payable thereunder) on January 23, 2003 if Mr. Lombard continued to be employed by the Company on that date. Because Mr. Lombard was so employed on such date, the Note has been forgiven.

     During 2002, the Company paid consulting fees of $134,238 to JSA Holdings, Inc. for services relating to mergers and acquisitions provided to the Company by Joseph Schneider, a director of the Company and the president of JSA Holdings. Inc. During 2002, the Company paid $60,000 to Advanced Management Associates Inc. ("AMA"), for management consulting services provided by Harvey
C. Krentzman, a director of the Company and the President and principal owner of AMA. The Company believes these fees are equivalent to fees that would be charged by unrelated third parties providing similar services.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors and greater than ten percent stockholders (collectively "Reporting Persons") to file reports of ownership and changes in ownership with the SEC and the Nasdaq National Market. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms furnished to, or any written representations received by, it, the Company believes that with respect to the fiscal year ended December 31, 2002 and all prior fiscal years, all Reporting Persons complied with all applicable filing requirements.


BOARD COMMITTEES AND MEETINGS

     The Company's Board of Directors held ten meetings during fiscal year 2002. The Board has standing executive, audit, and compensation committees; there is no nominating committee. All directors attended more than 75% of all meetings of the Board and the committees of which they were members held in 2002.


Executive Committee

     The Executive Committee consists of three members and is reconstituted annually at the first meeting of the Board of Directors following the Annual Meeting of Stockholders. The current members of the Committee are Messrs. Bernard P. O'Sullivan (Chairman), Harvey C. Krentzman and George E. Lombard. The Executive Committee is authorized to act on behalf of the Board of Directors only when the Board of Directors is unable to be convened in a timely manner. The Executive Committee held no meetings in fiscal year 2002.


Audit Committee

     The Audit Committee consists of four members. The Audit Committee adopted a written charter on February 16, 2000. The Audit Committee Charter was attached as Exhibit 1 to the proxy statement filed in connection with the Company's 2001 Annual Meeting of Stockholders. The Audit Committee is reconstituted annually at the first meeting of the Board following the Annual Meeting of Stockholders. The current members of the Committee are Messrs. Larry L. Hansen, Harvey C. Krentzman, Joseph Schneider and Thomas F. Skelly (Chairman). Each member of the Audit Committee is an "independent director," as defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards. The Audit Committee meets with the Company's auditors and principal financial personnel to review quarterly financial results and the results of the annual audit. The Audit Committee also reviews the scope of, and establishes fees for, audit and non-audit services performed by the independent accountants, reviews the independence of the independent accountants and the adequacy and effectiveness of the Company's internal accounting controls. The Audit Committee held four meetings in fiscal year 2002.

Compensation Committee

     The Compensation Committee establishes the compensation and other incentive arrangements of each executive officer of the Company whose base salary is $125,000 or more. The Compensation Committee consists of four members, currently Messrs. Harvey C. Krentzman (Chairman), Bernard P. O'Sullivan, Larry L. Hansen and Thomas G. McInerney, and is reconstituted annually at the first meeting of the Board following the Annual Meeting of Stockholders. The Compensation Committee held seven meetings in fiscal year 2002.


REPORT OF THE AUDIT COMMITTEE

     The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2002 with the Company's management.

     The Audit Committee has discussed with the Company's independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380).

     The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent accountant the independent accountant's independence.

     Based on the review and discussions with management and the Company's independent accountants referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the SEC.

                                          Respectfully submitted,

                                          Thomas F. Skelly, Chairman
                                          Larry L. Hansen
                                          Harvey C. Krentzman
                                          Joseph Schneider


COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company receive an annual fee of $17,500 for serving on the Board, a fee of $800 for each Board meeting attended in excess of the sixth meeting within any fiscal year of the Company, and $500 for each committee meeting attended which is not held in conjunction with a meeting of the Board of Directors, plus reimbursement of out-of-pocket expenses for attendance at each Board or committee meeting.


EXECUTIVE COMPENSATION

Report of the Compensation Committee

     The Compensation Committee of the Board of Directors (the "Committee") is responsible for establishing the compensation, including bonus and incentive arrangements, of the Company's Chief Executive Officer and to consider and approve or modify the recommendations of the Chief Executive Officer as to the proposed compensation of each executive officer of the Company whose aggregate compensation exceeds a threshold amount fixed by the Board, which, in 2002, was $125,000.

     The compensation policy of the Company for its executive officers is based on the following principles:

     o The compensation program should support the strategic and financial objectives of the Company by rewarding its executive officers for regular and significant improvements in earnings and increases in the value of the Common Stock;

     o The compensation program should reflect the highly competitive nature of the industry in which the Company operates, and the fact that the key executives throughout the industry are known to each other; and

     o An important part of the compensation program is to provide performance-based incentives to executive officers by way of equity ownership so that, with successful performance and the consequent increase in the value of the Company, their interests become more aligned with those of the owners of the Common Stock.

     The Company's principal business is the design, development and manufacture of power management products and electronic radio frequency components and subsystems that are used in defense electronics. The Company was incorporated in 1982 and has traditionally been a supplier to the defense industry. The Company's sophisticated RF, microwave and millimeter wave electronic components are used in applications such as radar, communications, and smart weapons and contain technology to receive, transmit and process wireless data signals. Most of the competitive entities, across a broad spectrum of the Company's product lines, are known to the members of the Committee, whose experience in the industry is extensive.

     The Chief Executive Officer's salary, bonus and, when granted, options to purchase stock of the Company, are determined annually by the Committee based on the Committee's subjective evaluation of a variety of factors, each of which is weighted, again subjectively, by each member of the Committee according to his own experience and background. Among the criteria used by each member of the Committee in making his evaluation of the appropriate compensation of the Chief Executive Officer are:

     o  the compensation of the chief executives of competitive entities;

     o his influence on the performance of the Company through his management skills;

     o his ability to work with, influence and effectuate the policies of the Board of Directors;

     o his skill in long range planning for the Company's future growth and activities; and

     o  the manner in which he positions the Company to succeed.

     These criteria are used by the members of the Committee in determining each element of compensation. There is no specific relationship between the performance of the Company and the compensation of the executive officers, although, with respect to bonuses and stock options, performance of the Company is given more weight by the Committee than the other criteria.

     Regarding bonuses, the Board, in accordance with the Company's bonus plan, each year sets the maximum amount available to be awarded as bonuses. Within that amount, the Committee, early in the calendar year, prescribes the aggregate bonuses for the prior year for all of the Company's executives based upon the criteria outlined above.

     Stock options are similarly determined and granted by the Committee.

                                          Respectfully submitted,


                                          Harvey C. Krentzman, Chairman

                                          Bernard P. O'Sullivan

                                          Larry L. Hansen

                                          Thomas G. McInerney


Report of the Chief Executive Officer

     The Chief Executive Officer recommends to the Compensation Committee the proposed compensation (other than his own) of each executive officer of the Company whose base salary exceeds a threshold amount fixed by the Board, which, in 2002, was $125,000. The Committee considers, and approves or modifies, the recommendations of the Chief Executive Officer.

     In making his evaluation of the performance of an executive officer in his or her area of responsibility, and in formulating his recommendation to the Committee, while the Chief Executive Officer adheres to the criteria and principles enunciated in the Committee's report set forth above, he relies most heavily on the following criteria:

     o the executive's influence on the performance of the Company through his or her management skills;

     o the executive's skill in long range planning for the Company's future growth and activities; and

     o the manner in which the executive positions the Company to succeed in the future.

                                          Respectfully submitted,

                                          George E. Lombard

     The following table sets forth information concerning the compensation paid or accrued by the Company to or on behalf of the Company's current Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (hereafter referred to as the "named executive officers") during the fiscal years ended December 31, 2000, 2001 and 2002.


                          SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                     ANNUAL COMPENSATION                AWARDS
                                             ------------------------------------   -------------
NAME AND                                                                               OPTIONS             ALL OTHER
PRINCIPAL POSITIONS(S)                        YEAR     SALARY($)     BONUS($)(1)       SAR'S(#)         COMPENSATION($)
------------------------------------------   ------   -----------   -------------   -------------   ----------------------
George E. Lombard ........................   2002      $345,139        $396,000         65,000          $     5,500(2)
 Chairman of the Board                       2001      $330,000              --        107,500          $     3,550(2)
 and Chief Executive Officer                 2000      $306,923        $190,000         65,000          $    64,676(2)(3)
John Cotumaccio ..........................   2002      $262,704        $106,838         50,000          $     1,472(2)
 President and Chief                         2001      $216,426        $ 50,000          8,500          $     3,122(2)
 Operating Officer                           2000      $192,456        $ 70,000          7,000          $     5,312(2)
 and President, Keltec Operations
James V. DiLorenzo .......................   2002      $277,223        $     --         35,000          $   490,346(2)(5)
 President and Chief Operating               2001      $300,000              --         70,000          $     3,417(2)
 Officer, Signal Technology(4)               2000      $284,616        $162,000         50,000          $     5,154(2)
Gene L. Joles ............................   2002      $177,000        $ 55,224          6,000          $     2,845(2)
 President, Arizona Operation                2001      $177,000              --          8,500          $     3,853(2)
                                             2000      $167,538        $ 36,825          9,000          $     3,853(2)
Robert N. Nelsen .........................   2002      $236,715        $121,500         50,000          $     5,500(2)
 Vice President, Treasurer and               2001      $225,000              --         60,000          $     5,250(2)
 Chief Financial Officer                     2000      $209,423        $121,500         50,000          $     5,325(2)
Joseph Mersereau .........................   2002      $152,138        $ 39,520          5,000          $     2,280(2)
 President, California Operation .........   2001      $153,358        $  2,000          8,500          $     2,870(2)
                                             2000      $145,232        $ 26,010          7,000          $     3,266(2)

----------

(1) Represents bonus earned with respect to the specified year, whether or not paid during such year.

(2) Represents the Company's matching contribution for the account of the named executive officer under the Company's 401(k) plan. The normal matching contribution is 50% of the first 6% of salary contributed by the employee.

(3) Includes a $59,080 relocation payment in connection with Mr. Lombard's relocation to the Company's Danvers, Massachusetts executive offices and $5,596 paid in accordance with footnote number 2.

(4) Mr. DiLorenzo also served as President of Signal Wireless Group. Mr. DiLorenzo's employment with the Company ceased on November 21, 2002.

(5) Includes $323,077 in severance pay, $57,559 in vacation pay, $104,210 in deferred compensation pay and $5,500 paid in accordance with note (2).

              OPTION/SAR GRANTS IN LAST FISCAL YEAR [To be updated]


     The following table sets forth information concerning the grant of stock options to the named executive officers during the year ended on December 31, 2002.


                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                               NUMBER OF    % OF TOTAL                             RATES OF STOCK
                              SECURITIES      OPTIONS     EXERCISE               PRICE APPRECIATION
                              UNDERLYING    GRANTED TO    OR BASE                  FOR OPTION TERM
                                OPTIONS    EMPLOYEES IN    PRICE    EXPIRATION -----------------------
NAME                            GRANTED     FISCAL YEAR    ($/SH)      DATE       5%($)       10%($)
---------------------------- ------------ -------------- --------- ----------- ----------- -----------
John Cotumaccio ............    50,000          9.70%     $ 7.05   2012         $221,685    $561,794
James V. DiLorenzo .........    35,000          6.80%     $ 8.39   2012         $184,675    $468,002
Gene C. Joles ..............     6,000          1.20%     $ 8.39   2012         $ 31,659    $ 80,229
George E. Lombard ..........    65,000         12.70%     $ 8.39   2012         $342,968    $869,147
Joseph Mersereau ...........     5,000          0.97%     $ 8.39   2012         $ 26,382    $ 66,857
Robert N. Nelsen ...........    50,000          9.70%     $ 8.39   2012         $263,821    $668,575

     The following table sets forth information concerning unexercised options held on December 31, 2002 by the named executive officers:


                AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
                  YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                   NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                  UNDERLYING UNEXERCISED              IN-THE-MONEY
                                     OPTIONS/SAR'S AT               OPTIONS/SAR'S AT
                                   FISCAL YEAR-END (#)            FISCAL YEAR-END ($)
                                EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
                               ---------------------------   -----------------------------
John Cotumaccio ............           28,125/63,625              $  171,770/$217,004
James V. DiLorenzo .........         182,500/147,500              $  916,563/$343,350
Gene C. Joles ..............            6,625/16,875              $     1,854/$19,901
George E. Lombard ..........         409,375/178,125              $2,914,681/$205,394
Robert N. Nelsen ...........         215,000/120,000              $1,458,825/$148,975
Joseph Mersereau ...........           16,375/15,125              $    85,387/$19,274

(1)  Based on closing price of Common Stock on December 31, 2002 of $10.78.

     The following graph compares the cumulative shareholder return on the Company's Common Stock over the period commencing December 31, 1997 through December 31, 2002, to that of the Nasdaq Stock Market Index ("Nasdaq Market Index"), and the index published by Media General Financial Services for Standard Industrial Classification Code 3679-Electronic Components, N.E.C. ("Peer Group Index") assuming the investment of $100 on December 31, 1997. In calculating cumulative total shareholder return, reinvestment of any and all dividends is assumed. The stock price performance shown on the graph is not necessarily indicative of future price performance.

                     COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
                         AMONG SIGNAL TECHNOLOGY CORP.,
                      AMEX MARKET INDEX AND SIC CODE INDEX






                               [GRAPHIC OMITTED





--------------------------------------------------------------------------------
   Signal Technology Corp.         SIC Code Index          Nasdaq Market Index
--------------------------------------------------------------------------------

                                1997           1998          1999           2000           2001           2002
                            ------------   -----------   ------------   ------------   ------------   ------------
Signal Technology Corp.      $  100.00      $  52.44      $  141.46      $  195.12      $  111.80      $  210.34
SIC Code Index                  100.00         97.75         246.21         177.92         100.88          59.41
Nasdaq Market Index             100.00        139.63         259.13         157.32         124.20          85.05

Compensation Committee Interlocks and Insider Participation

     The Company's Compensation Committee currently consists of Messrs. Harvey
C. Krentzman (Chairman), Bernard P. O'Sullivan, Larry L. Hansen and Thomas G. McInerney. Mr. O'Sullivan was formerly an officer of the Company.


Change in Control Arrangements

     The Company has entered into employee severance agreements with certain of its employees pursuant to which each such employee is entitled to receive a severance pay award if he or she suffers a Diminution (defined below) of his or her position or is involuntarily terminated within a certain prescribed period of time after the date of a Change of Control (defined below). For each of these agreements, "Diminution" is defined as (i) a demotion, (ii) a material reduction in job responsibilities, (iii) a pay or benefits reduction, or (iv) a relocation more than 50 miles from the location where the employee is working immediately prior to the Change of Control. For each of these agreements, "Change of Control" is defined to occur when (i) an individual, corporation, partnership, company, or other entity becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934) of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities or (ii) the Company is a party to a merger, consolidation, sale of assets, or other reorganization, or a proxy contest, as a consequence of any of which stockholders of the Company immediately prior to such transaction cease to control at least 50% of the combined voting power of the surviving entity immediately after such transaction. Consummation of the Offer will constitute a Change of Control. Employees who have employee severance agreements, the date of those agreements and the pay award that each of them is entitled to under the circumstances set forth above, are as follows:

EMPLOYEE             DATE OF AGREEMENT                     SEVERANCE PAY AWARD
-----------------   -------------------   -----------------------------------------------------
Tom Casale          March 26, 2002        One and one-half times employee's annual base salary
William Clark       March 26, 2002        One time employee's annual base salary
John Cotumaccio     March 26, 2002        Two times employee's annual base salary
Ann Dziadose        March 26, 2002        One time employee's annual base salary
Gil Evangelist      March 26, 2002        One and one-half times employee's annual base salary
Carla Flakne        November 20, 2002     One and one-half times employee's annual base salary
Steve Lapatsos      March 26, 2002        One time employee's annual base salary
Gene Joles          March 26, 2002        One and one-half times employee's annual base salary
James Kampfer       March 26, 2002        One time employee's annual base salary
Fred Koufos         March 26, 2002        One time employee's annual base salary
David Laks          March 26, 2002        One and one-half times employee's annual base salary
Norma Leonard       March 26, 2002        One time employee's annual base salary
George Lombard      March 26, 2002        Three times employee's annual base salary
John McGibbney      March 26, 2002        One time employee's annual base salary
Raju Mehta          March 26, 2002        One time employee's annual base salary
Joe Mesereau        March 26, 2002        One and one-half times employee's annual base salary
Robert Nelsen       March 26, 2002        Two times employee's annual base salary
Roberta O'Neil      March 26, 2002        One time employee's annual base salary
David Parker        March 26, 2002        One and one-half times employee's annual base salary
Doug Weiner         March 26, 2002        One time employee's annual base salary
David Woods         March 26, 2002        One and one-half times employee's annual base salary

     As of April 9, 2003, Thomas Casale, Gil Evangelist, Gene Joles, Jim Kampfer, Fred Koufos, David Laks, Steve Lapatsos, John McGibbney, Raju Mehta, Joseph Mersereau and Doug Weiner received offers of employment (each an "Offer of Employment" and collectively, the "Offers of Employment") from STC Merger Co., which they accepted. The Offers of Employment become effective upon the Effective Time. Pursuant to the terms of their Offers of Employment, each of these employees, by accepting his Offer of Employment, waived any rights he may have under his employee severance agreement described above arising on, after or as a result of the acquisition of Signal by Parent.

     Generally, each Offer of Employment provides for a signing bonus, continuation of salary and a lump sum severance payment if the employee's employment is terminated without cause or by such employee for "good reason" within a prescribed period of time after the acquisition of Signal by Parent. "Good reason" means a reduction in base salary or a relocation of more than 50 miles from the location where the employee is working immediately prior to the acquisition of Signal by Parent.

     The aggregate amount of severance payments to be made under the employee severance agreements to those employees who did not receive an Offer of Employment is estimated to be $3,194,748.

     On April 22, 2003, George Lombard entered into a letter agreement with Parent pursuant to which he agreed that certain provisions in his employee severance agreement, which require him, as an express condition to the receipt of any payments or benefits thereunder, to execute a waiver and release and agree not to solicit customers of the Company, attempt to induce employees of the Company to leave the Company's employ or disclose any confidential information of the Company, would contain an additional provision prohibiting his direct and indirect competition with the Company for one year following the Effective Time. In such letter agreement Mr. Lombard and Parent agreed that the value of such covenant not to compete is $75,000 and, accordingly, the severance payment that Mr. Lombard will receive pursuant to his employee severance agreement will be $1,125,000 (which is $75,000 less than required by the terms of such agreement). The letter agreement provides that on the date that the severance payment is made to Mr. Lombard, he will be paid separately the amount of $75,000 in consideration for his non-compete agreement. .